September 25, 2024

Chester S. Zygmont, III
Chief Financial Officer
Revelation Biosciences, Inc.
4660 La Jolla Village Drive
Suite 100
San Diego, CA 92122

       Re: Revelation Biosciences, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 22, 2024
           File No. 001-39603
Dear Chester S. Zygmont III:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences